CHARTER CORPORATE SERVICES, INC.
3050 E. Chevy Chase Drive
Glendale, CA 91206
Tel. 818 434 8327

January 21, 2009

United States Securities and Exchange Commission
100 F Street, N.E.
Mailstop 3561
Washington, D.C. 20549

Att.     H. Christopher Owings, Esq.
Ronald E. Alper, Esq.

Re:          Charter Corporate Services, Inc. – Amendment No. 3
Registration Statement on Form S-1
File No. 333-155432

Gentlemen:

We hereby withdraw our request for acceleration of effectiveness as requested in our letter dated January 16, 2009.

We hereby transmit for filing under the Securities Act of 1933, as amended, Amendment No. 3 (the “Amendment”) to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Courtesy copies of this letter and the Amendment (specifically marked to show changes thereto) have been submitted to the Staff by U.S. mail.

The Amendment reflects the responses of the Company to comments made by Staff in a telephone conversation with our counsel on January 21, 2009. The revised disclosures in the Registration Statement in response to Staff’s comments, are noted in our response. In addition, the copies of the Amendment provided to the Staff have been marked with the response next to the corresponding text of the Amendment.

The disclosures revised are as follows:

1.	Prospectus cover page and signature page. The date has been amended to read January 21, 2009. Secondly, the date on the signature page 50 has also been similarly updated.

2.	Description of Business, page 20. Affirmative statement vis-à-vis blank check disclosure. We have amended para. 4 to include the following sentence: “We are not a blank check company.”

3.
Principal and Selling Stockholders, page 15. With respect to Staff’s comment pertaining to the ownership of Omega Financial, Inc., we have amended footnote 2 to include the following statement: “The sole shareholder of Omega is the Brooks Family Trust.”

If we can be of additional help, please advise.

Yours truly,

/s/ Patrick C. Brooks
Patrick C. Brooks
Chairman, President & Chief Executive Officer